EXHIBIT 21

 Subsidiaries of Pomeroy IT Solutions, Inc.

Subsidiary	State of Incorporation

PCR Holdings, Inc. (f/k/a Technology Integration Financial Services, Inc.)	Kentucky

Pomeroy Select Integration Solutions, Inc.	Delaware

Pomeroy Computer Resources Holding Company, Inc.	Delaware

Pomeroy IT Solutions Sales Company, Inc.	Delaware

Pomeroy Staffing Solutions, LLC	Delaware

PCR Properties, LLC (f/k/a T.I.F.S. Advisory Services, Inc.)	Delaware

Pomeroy Computer Resources Operations, LLP	Kentucky

Alternative Resources Corporation	Delaware

ARC Services, Inc.	Delaware

ARC Midholding, Inc.	Delaware

ARC Technology Management, LLC	Delaware

ARC Staffing Management, LLC	Delaware

ARC Shared Services, LLC	Delaware

ARC Solutions, Inc.	Delaware

Pomeroy IT Solutions Canada Unlimited Liability Company	Nova Scotia